Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Riskified Ltd.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)
M8216R109
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216R109	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Sundance NYC Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,568,650
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,568,650
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,568,650
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.9%
12	Type of Reporting Person OO

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1	Names of Reporting Persons Assaf Feldman
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,634,774
	6	Shared Voting Power 9,568,650
	7	Sole Dispositive Power 3,634,774
	8	Shared Dispositive Power 13,203,424
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,203,424
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.6%
12	Type of Reporting Person IN

CUSIP No. M8216R109	Schedule 13G	Page 3 of 7

ITEM 1.(a)    Name of Issuer:
Riskified Ltd. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:
220 5th Avenue, 2nd Floor, New York, NY 10001, USA.
ITEM 2.(a)    Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Sundance NYC Holdings LLC
Assaf Feldman
(b)Address or Principal Business Office:
The principal business address of the Reporting Persons is c/o Riskified Ltd., 220 5th Avenue, 2nd Floor, New York, NY 10001.
(c)Citizenship of each Reporting Person is:
Sundance NYC Holdings LLC is organized under the laws of the State of Delaware. Assaf Feldman is a citizen of Israel.
(d)Title of Class of Securities:
Class A Ordinary Shares, no par value (“Class A Ordinary Shares”).
(e)CUSIP Number:

M8216R109
ITEM 3.
    Not applicable.
ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of September 30, 2024, based upon 115,152,748 shares of Class A Ordinary Shares outstanding as of September 30, 2024. The percent of class held by each Reporting Person assumes the conversion of all

CUSIP No. M8216R109	Schedule 13G	Page 4 of 7

derivative securities held of record by such Reporting Person into Class A Ordinary Shares within 60 days of September 30, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Sundance NYC Holdings LLC	9,568,650	7.9%	0	9,568,650	0	9,568,650
Assaf Feldman	13,203,424	10.6%	0	9,568,650	3,634,774	9,568,650

Assaf Feldman is the beneficial owner of 13,203,424 Class A Ordinary Shares, which consist of (i) 845,986 Class A Ordinary Shares held of record by Mr. Feldman, (ii) 2,734,200 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer held of record by Mr. Feldman that are convertible, at his election, on or prior to November 29, 2024, (iii) 54,588 shares of Class A Ordinary Shares underlying restricted stock units that vest on or prior to November 29, 2024, (iv) 3,189,550 Class A Ordinary Shares held of record by Sundance NYC Holdings LLC and (v) 6,379,100 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer held of record by Sundance NYC Holdings LLC that are convertible, at its election, on or prior to November 29, 2024. Mr. Feldman is the manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the securities held of record by Sundance NYC Holdings LLC.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.

CUSIP No. M8216R109	Schedule 13G	Page 5 of 7

ITEM 10. Certification.
Not applicable.

CUSIP No. M8216R109	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 18, 2024

Sundance NYC Holdings LLC

By: /s/ Assaf Feldman
Name: Assaf Feldman
Title: Manager

Assaf Feldman

/s/ Assaf Feldman

CUSIP No. M8216R109	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).